SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002

Gracechurch Card
Funding (No. 1) PLC
(Exact name of Registrant as specified in its charter)

54 Lombard Street,
London EC3P 3AH
United Kingdom
44-171-699-5000

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__x__ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __x__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15th July, 2002

GRACECHURCH CARD FUNDING (NO. 1) PLC

Timothy L Gaffney

Name: Timothy L Gaffney
Title: Director

NYB 1152458.2

EXHIBIT D SCHEDULE TO EXHIBIT B
MONTHLY SERVICER'S REPORT

MONTHLY PERIOD ENDING 31 July 2002
RECEIVABLES TRUST SERIES 99-1

1.	The aggregate amount of the Investor Percentage of Principal Collections		£118,647,875.62
2.	The aggregate amount of the Investor Percentage of Finance Charge Collections		£2,551,665.98
3.	The aggregate amount of the Investor Percentage of Annual Fees		£437,251.48
4.	The aggregate amount of the Investor Percentage of Acquired Interchange		£493,953.69
5.	The aggregate amount of funds credited to the Finance Charge Collections Ledger allocable to Series 99-1		£3,482,871.15
6.	The aggregate amount of funds credited to the Principal Collections Ledger allocable to Series 99-1		£118,647,875.62
7.	The aggregate amount of funds credited to the Principal Collections Ledger calculated as Investor Cash Available for Acquisition for Series 99-1 during the preceding Monthly Period in accordance with Clauses 5.06(a) and 5.06(b)		£0.00
8.	The aggregate amount to be withdrawn from the Finance Charge Collections Ledger and paid to the Spread Account pursuant to Clause 5.15(f)		£0.00
9.	The excess, if any, of the Required Spread Amount over the Available Spread Amount		£0.00
10.	The aggregate amount to be withdrawn from the Spread Account and paid on behalf of Series 99-1 in accordance with Clause 5.19(b)(iv)(A)		£0.00
11.	The Available Spread Amount on the Transfer Date of the current calendar month, after giving effect to the deposits and withdrawals specified above, is equal to		£0.00
12.	The amount of interest payable in respect of Related Debt by		
	(i) Class A	£1,802,190.08	$1,414,000.00
	(ii) Class B	£106,152.26	$88,277.78
	(iii) Class C	£117,328.63	$106,555.56
13.	The amount of principal payable in respect of Related Debt by		
	(i) Class A	£0.00	$0.00
	(ii) Class B	£0.00	$0.00
	(iii) Class C	£0.00	$0.00
14.	The sum of all amounts payable in respect of Related Debt to		
	(i) Class A	£1,802,190.08	$1,414,000.00

(ii)	Class B	£106,152.26	$88,277.78
(iii)	Class C	£117,328.63	$106,555.56

15. To the knowledge of the undersigned, no Series Pay Out Event or Trust Pay Out Event has occurred except as described below:

None

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this 12 day of July 2002 .

BARCLAYS BANK PLC,

By: ....Timothy L Gaffney

Name: Timothy L Gaffney

Title: Head of Treasury and Portfolio Manag